July 2, 2019

VIA EDGAR

Jaea F. Hahn

Senior Counsel

Disclosure Review and Accounting Office

The United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-8629

Re:	Nationwide Life Insurance Company

Nationwide VLI Separate Account-4

Registration Statement on Form N-6

File No. 333-229640 (Nationwide Innovator Corporate VUL)

Dear Ms. Hahn:

On behalf of Nationwide Life Insurance Company (“Nationwide”) and its Nationwide VL Separate Account – 4 (“Variable Account”), we are filing this Pre-effective Amendment No. 1 in response to your comment letter dated April 12, 2019. This filing is being made electronically via EDGAR in accordance with Regulation S-T.

Responses below are to the Staff’s comments regarding the registration statement related to the Nationwide Innovator Corporate VUL product (File No. 333-229640).

Corresponding responses and changes have been made via Pre-effective Amendment No. 1 to the registration statement related to the Nationwide Innovator Corporate VUL product (File No. 333-229640) where applicable.

Please note that Nationwide is seeking an effective date of August 15, 2019.

Responses to your comments are below in numerical sequence established in your correspondence1. Nationwide’s responses follow the comment or comments to which they apply.

[1]

Defined terms have the same meaning as those in the registration statement and page numbers cited refer to those of the marked copies provided to the staff. All references to Item numbers are to Form N-6.

One Nationwide Plaza

Columbus, OH 43215-2220

General Comments:

1.

We note that the contract name on the front cover page of the prospectus (“Nationwide Innovator Corporate VUL”) is not the same as that associated with the EDGAR class identifier which refers to “Nationwide Innovator VUL”. Please reconcile.

Response: The EDGAR Class Identifier has been updated to be consistent with the cover of the product prospectus.

2.

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Nationwide’s guarantees under the Contract or whether Nationwide will be solely responsible for payment of Contract benefits.

Response: Nationwide confirms the company will be solely responsible for all benefits and features associated with the contract.

Cover Page

3.	If Nationwide plans to make shareholder reports available on the Internet as permitted by rule 30e-3 under the Act, please add the statements required by Item 1(a)(6).

Response: Nationwide plans to make shareholder reports available as permitted by 30e-3, therefore the statements required by Item 1(a)(6) have been added to the front cover page.

4.	Please identify the underlying mutual funds in your next filing with the Commission, and provide the information required by Item 4(c).

Response: A listing of the underlying mutual funds in Nationwide Innovator Corporate VUL and the information required by Item 4(c) have been added to the cover page and Appendix A: Underlying Mutual Fund Information of the prospectus.

Transaction Fee (p. 10)

5.	Please consider adding a parenthetical to the table or to footnote 1 clarifying that the “percentage of premium charge” is a sales load.

One Nationwide Plaza

Columbus, OH 43215-2220

Response: Thank you for your suggestion, however, this charge is currently described consistently across all applicable variable life insurance policies. Nationwide feels that the disclosure contained in the narrative section of the charge itself sufficiently explains it as such. At this point in time, Nationwide is electing not to add a parenthetical or footnote.

6.

Please confirm that there are no applicable premium taxes or transfer fees. If there are such fees, add the line items to the table as required by Item 3, instruction 1(c) and add disclosure later per Item 5.

Response: The “Percent of Premium Charge” encompasses expenses such as sales expenses and Premium taxes as stated in the “Percent of Premium Charge” subsection of “Standard Policy Charges”; therefore indirectly, there is a premium tax charge. However, this charge is structured in the aggregate so that various elements, such as premium tax, is not specifically distinct and identifiable. While some Sub-Accounts may reserve the right to assess short-term trading fees, Nationwide does not assess any transfer fees for Sub-Account transfers. At this point in time, Nationwide is electing not to add additional disclosure regarding premium taxes or transfer fees.

Periodic Charges (p. 11)

7.	Please confirm that the representative insured is the age and classification with the greatest number (or expected) of outstanding contract as required by Item 3, instruction 3(b)(i).

Response: The representative insured fields have been updated accordingly.

Policy Investment Options, Fixed Account (pp.13-14)

8.	In the carryover paragraph at the top of page 14, please delete the first full sentence (“Nationwide has been advised ....”).

Response: The first full sentence at the top of page 14 has been deleted from the prospectus.

Enhancement Benefit (p.23)

9.	In the carryover paragraph at the bottom of the page, in the last sentence (“Nationwide may, at any time ...”), please delete “unfairly.”

Response: The word “unfairly” has been deleted from the bottom of page 23.

One Nationwide Plaza

Columbus, OH 43215-2220

Insurance Coverage Effective Date (pp. 24-25)

10.	The last sentence of this section refers to “Maturity Proceeds” which is not defined in Appendix B. Please add the definition.

Response: The reference to “Maturity Proceeds” has been updated to read “maturity Proceeds”

Eligibility to Be Insured (p. 25)

11.

We that in order to be eligible to purchase the policy, the Insured must meet the Actively-At-Work Requirements. Please briefly summarize these requirements or attach a form of Insurance Schedule to the prospectus enumerating these requirements.

Response: The current Insurance Schedule is attached. In general, our Actively-At-Work Requirements include the insured working a minimum number of hours a week at their usual place of employment for a minimum number of continuous days without having missed work due to illness or injury for a set number of days.

Identification of Underlying Mutual Funds (p.33)

12.	Please explain what happens if a fund is no longer offered, substituted or merged into a new fund.

Response: Sections that address what happens if a fund is no longer offered, substituted or merged into a new fund include “Variable Investment Options” under the “Policy Investment Options” section and also the “Addition, Deletion or Substitution of Mutual Funds” under the Nationwide VLI Separate Account-4 section. A cross reference has been added to the “Identification of Underlying Mutual Funds” section. The revised text is reproduced for convenience, new text is underlined here:

Nationwide may consider several criteria when identifying the underlying mutual funds, including some or all of the following: investment objectives, investment process, investment performance, risk characteristics, investment capabilities, experience and resources, investment consistency, fund expenses, asset class coverage, the strength of the adviser’s or sub-adviser’s reputation and tenure, brand recognition, and the capability and qualification of each investment firm. Other factors Nationwide may consider during the identification process are: whether the underlying mutual fund’s advisor or sub-advisor is a Nationwide affiliate; whether the underlying mutual fund or its service providers (e.g., the investment advisor or sub-advisors), or its affiliates will make mutual fund service fee payments to Nationwide or

One Nationwide Plaza

Columbus, OH 43215-2220

its affiliates in connection with certain administrative, marketing, and support services; or whether affiliates of the underlying mutual fund can provide marketing and distribution support for sales of the policies. For additional information on these arrangements, see Types of Payments Nationwide Receives. Nationwide reviews the funds periodically and may remove a fund or limit its availability to new contributions and/or transfers of account value if we determine that a fund no longer satisfies one or more of the selection criteria, and/or if the fund has not attracted significant allocations from policy owners, see Variable Investment Options and Addition, Deletion or Substitution of Mutual Funds.

Overloan Lapse Protection Rider (pp. 33-34)

13.

In the Note on page 34, there is a reference to the “Change of Insured” option. Please note this term is not defined but is described on page 25 as “change of Insured.” Please add a defined term or consider changing the section heading to “Change of Insured Option.”

Response: The reference to “Change of Insured” has been updated to read “change of Insured”.

Voting Rights (p.53)

14.

Please include a discussion, if applicable, that an insurer can override a contract owners voting instructions under certain limited circumstances (consistent with rule 6e-3(T)(b)(15(A)(iii) and mixed and shared funding orders.

Response: Nationwide does not reserve the right to override a contract owners’ voting instructions, therefore additional disclosure will not be added.

Appendix B (p.75)

15.	Actively At Work and Actively-At-Work Requirement. Please provide a definition of “Insurance Schedule”.

Response: The definition for insurance schedule was not added to Appendix B: Definitions; however, the last sentence of the Actively At Work and Actively-At-Work Requirement was revised as follows:

Actively-At-Work Requirements are stated on the insurance schedule part of the application and/or policy amendment.

One Nationwide Plaza

Columbus, OH 43215-2220

Financial Statements, Exhibits, and Other Information

16.	Please provide in a pre-effective amendment any financial statements, exhibits, consents and other required disclosure not included in the registration statement but required by Form N-6.

Response: All remaining Part C exhibits will be filed by subsequent Pre-Effective Amendment.

Material Changes Subsequent to Initial Filing

Nationwide made revisions to the Additional Term Insurance Rider section. The revised text is reproduced for convenience, new text is underlined here:

The benefit associated with the Additional Term Insurance Rider is term life insurance on the Insured that is: (1) in addition to the Base Policy Specified Amount; (2) payable upon the Insured’s death; and (3) automatically renewed annually until the Insured reaches Attained Age 120. This Rider and all coverage associated with it terminates when the Insured reaches Attained Age 120, regardless whether coverage under the policy is extended beyond the Maturity Date, see Policy Maturity. Additionally, electing coverage under the Additional Term Insurance Rider will result in a lower Enhancement Benefit, if any. Nationwide may prospectively discontinue offering the Additional Term Insurance Rider at any time.

Additionally, Nationwide made revisions to the Changing the Amount of Insurance Coverage section. The revised text is reproduced for convenience, new text is underlined here:

Decreases

The policy owner may request to decrease the Base Policy Specified Amount any time after the first policy year. Requests to decrease the Base Policy Specified Amount will be applied to the most recent Base Policy Specified Amount increase and applied backwards ending with the original Base Policy Specified Amount. This means if a policy has the Additional Term Insurance Rider, all decreases will be done proportionally between the policy’s Base Policy Specified Amount and Rider Specified Amount. Decreases to the Base Policy Specified Amount may decrease the Net Amount At Risk (including any Rider charges), depending on the death benefit option elected and the amount of the Cash Value. Nationwide will deny any request to reduce the Base Policy Specified Amount below the minimum Total Specified Amount shown on the Policy Specification Page.

One Nationwide Plaza

Columbus, OH 43215-2220

Nationwide will also deny any request that would disqualify the policy as a contract for life insurance.

Other Changes Subsequent to Initial Filing

Additional non-substantive edits have been made throughout the prospectus.

Please contact me directly at 614-677-5276 if you have any questions regarding this filing.

Very truly yours,

Nationwide Life Insurance Company

/s/ Christine Walkup

Christine Walkup

Counsel

One Nationwide Plaza

Columbus, OH 43215-2220